UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal semiannual period ended June 30, 2020

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2738 Falkenburg Road S. Riverview, Florida	33578
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “GolfSuites 1,” “we,” “us, “our” or “the company” refers to GolfSuites 1, Inc., a Delaware corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

GolfSuites 1 is an early stage hospitality and entertainment company devoted to the development and operation of a golf driving range and entertainment centers in the United States. The company will either purchase the land and manage the zoning, entitlement, design, construction and operation of the planned facilities or the company will take over leases or purchase existing facilities. Additionally, the company plans to develop indoor simulator lounges in retail shopping and office centers.

The company anticipates that its revenues will come from the following activities:

•	individual and corporate membership sales,
•	food and beverage sales,
•	coaching and instruction services,
•	suite rentals,
•	retail sales,
•	sponsorships, advertising and naming rights and
•	contest and qualifier fees and ticket purchases

The company will collect revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made. Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

The company is currently in the process of acquiring and/or leasing two locations, one in Tulsa Oklahoma and the other in Lubbock Texas.

GolfSuites Tulsa, LLC, an Oklahoma limited liability company, is currently owned by GolfSuites 3, Inc., a sister subsidiary to the company. GolfSuites Tulsa, LLC, currently leases a facility in leases a single facility, a driving range and entertainment facility, in the city of Jenks, Oklahoma). Jenks is approximately 12 miles from Tulsa, Oklahoma.  The company is in contract now to acquire GolfSuites Tulsa, LLC from GolfSuites 3, Inc., and this acquisition is planned to be complete by October 31, 2020. Additionally, once the company has completed this transaction, it plans to acquire all the real estate and buildings from the property lessor for a price of $6.55 million. This amount is planned to be provided by mortgage financing approximating $5,250,000 and by equity that the Company plans to procure approximating $1,300,000. These amounts may vary. The Tulsa location is amidst final re-branding from its original Flying Tee brand to GolfSuites

On August 19, 2020, the company formed a new LLC – GolfSuites Lubbock, LLC ("Lubbock"), a Texas limited liability company which acquired a 75% ownership interest in 4ORE! Golf, LLC in Lubbock, Texas, a 60-bay golf driving range facility similar to Tulsa and in line with the company’s overall development plans. Lubbock paid $1,150,000 for the 25% interest. Currently, Lubbock plans to acquire the remaining 25% ownership for a sum of $333,333. The funds used for this acquisition were provided by KGEM Golf, Inc. and select KGEM shareholders. Lubbock is just now commencing its re-branding from 4ORE! Golf to GolfSuites

2

Results of Operations

The company was incorporated on October 25, 2018. For six months ended June 30, 2020 (“Interim 2020”) and the six months ended June 30, 2019 (“Interim 2019”), we have had no operations and no revenues.

Total operating expenses for Interim 2020 increase to $619,325 from $21,199 for Interim 2019. For Interim 2020, the company incurred $606,584 in advertising and marketing costs and $12,741 in general and administrative costs. For Interim 2019, the company incurred $12,916 in advertising and marketing costs and $8,283 in general and administrative costs. The increase in advertising and marketing costs primarily related to costs associated with the Regulation A campaign.

As a result of the foregoing, the company generated a net loss for Interim 2020 and Interim 2019 of $619,325 from $21,199, respectively.

Liquidity and Capital Resources

As of June 30, 2020, the company has cash and cash equivalents of $20,483. Currently, the company is not generating a profit. Accordingly, since inception GolfSuites 1 has relied upon the cash advances from its current shareholder KGEM and management as well as funds raised in the company’s offering under Regulation A. The company plans to continue to try to raise additional capital through additional offerings and mortgage financing and to begin to receive revenues from Tulsa and Lubbock facilities. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company advanced funds totaling to GolfSuites Tulsa, LLC totaling $680,913 for the six months ended June 30, 2020.

The company launched a Regulation A offering in May 2019, which terminated in May 2020. The total amount raised in the offering was approximately $1,334,218.  The company intends to continue to raise money, and intends begin the process and launch a new Regulation A offering by the end of 2020 or in the first quarter of 2021, if such offering circular is qualified by the SEC.

Indebtedness

The company has received working capital to cover expenses and costs while preparing for the securities offering from KGEM Golf, Inc. in the amount of $377,300, for the six months ended June 30, 2020, and $335,205 for he year ended December 31, 2019. The balance of these covered costs is recorded as a liability of the company. The company has formalized some of these borrowings, but expects to repay all of these amounts whether a formal promissory note exists or not. As of June 30, 2020, the total amount due to KGEM Golf, Inc. is $796,026.

Trends

We currently are in the process of taking over two facilities. We believe that we will begin receiving revenues from these facilities in the second half of 2020.

GolfSuites 1 participates in the recreational sporting and entertainment facilities market. We believe this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites 1 will be competing for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, we are reliant on economic trends in the United States, and specifically in the Midwest where we intend to develop our facilities.

At this point the impact of the COVID-19 pandemic on the company’s plans are unknown. The planned opening of potential facilities is still the future, and may occur after the requirements for social distancing. That said, while social distancing is still required, any operating facility may be limited to the number of potential customers it will be able to serve and limit our ability to function at capacity. To date, there have been limited restrictions on construction in the areas where we are considering opening our first facility.

Item 2.       Other Information

None.

3

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2019. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

GolfSuites 1, Inc.
(a Delaware corporation)

Financial Statemnts

For the Six Months Ended June 30, 2020 and 2019 UNAUDITED - no assurance given

GolfSuites 1, Inc.

Balance Sheets

As of June 30, 2020 and 2019 (unaudited) and December 31, 2019

	6/30/2020	12/31/2019	6/30/2019
	(unaudited)		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$20,483	$32,866	$19,030

Property, plant and equipment, net	-	-	-

Other assets
Related party receivable - Advance to GolfSuites Tulsa, LLC	680,913	-	-
TOTAL ASSETS	$701,396	$32,866	$19,030

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current liabilities
Advances from parent entity	$796,026	$418,726	$94,570

Non-current Liabilities	-	-	-
TOTAL LIABILITIES	796,026	418,726	94,570

Stockholders' equity
Common stock: Class A: 132,000,000 shares authorized, $0.00001 par, no shares issued and outstanding	-	-	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180	180
Preferred stock, Class A: 10,000,000 shares authorized, 74,038 shares issued and outstanding	381,295	381,295	29,000
Preferred stock, other , 40,000,000 shares authorized, 182,841 shares issued and outstanding	941,615	-	-
Retained earnings, net of distributions	(1,417,720)	(767,335)	(104,720)
TOTAL STOCKHOLDERS' EQUITY	(94,630)	(385,860)	(75,540)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$701,396	$32,866	$19,030
The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Statement of Operations

For the Six Months Ended June 30, 2020 and 2019
UNAUDITED - no assurance given

	2020	2019
Revenues	$-	$-
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating expenses
Advertising and marketing	606,584	12,916
General and administrative	12,741	8,283
Total operating expenses	619,325	21,199
Operating loss	(619,325)	(21,199)
Provision for income taxes	-	-
Net loss	$(619,325)	$(21,199)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2020 and 2019
UNAUDITED - no assurance given

	Class A Common Stock		Class B Common Stock		Class A Preferred Stock		Other Preferred Stock		Retained Earnings, Net of	Total Stockholders' Equity
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Distributions	(Deficit)
Balance as of December 31, 2018	18,000,000	$180	-	$-	-	$-	-	$-	$(83,521)	$(83,341)
Recapitalization	(18,000,000)	(180)	18,000,000	180	-	-	-	-	-	-
Share issuance	-	-	-	-	5,800	29,000	-	-	-	29,000
Net loss	-	-	-	-	-	-	-	-	(21,199)	(21,199)
Balance as of June 30, 2019	-	-	18,000,000	180	5,800	29,000	-	-	(104,720)	(75,540)
Share issuance	-	-	-	-	68,238	352,295	-	-	-	352,295
Net loss	-	-	-	-	-	-	-	-	(662,615)	(662,615)
Balance as of December 31, 2019	-	-	18,000,000	180	74,038	381,295	-	-	(767,335)	(385,860)
Share issuance	-	-	-	-	-	-	182,841	941,615	-	941,615
Net loss	-	-	-	-	-	-	-	-	(619,325)	(619,325)
Dividends	-	-	-	-	-	-	-	-	(31,060)	(31,060)
Balance as of June 30, 2020	-	$-	18,000,000	$180	74,038	$381,295	182,841	$941,615	$(1,417,720)	$(94,630)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Statement of Cash Flows

For the Six Months Ended June 30, 2020 and 2019
  UNAUDITED - no assurance given

	2020	2019
Cash Flows from Operating Activities
Net loss	$(619,325)	$(21,199)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities None	-	-
Net cash used in operating activities	(619,325)	(21,199)

Cash Flows from Investing Activities
None	-	-

Cash Flows from Financing Activities
Proceeds from perferred stock issuance	941,615	29,000
Advances from parent entity	377,300	11,049
Advances to related party	(680,913)	-
Dividend payments	(31,060)	-
Net cash provided by financing activities	606,942	40,049
Net Change In Cash and Cash Equivalents	(12,383)	18,850
Cash and Cash Equivalents, Beginning of Period	32,866	180
Cash and Cash Equivalents, End of Period	$20,483	$19,030

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Notes to Financial Statements

As of June 30, 2020 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is an early stage company devoted to the development and operation of golf driving range and entertainment centers in the United States.  The Company will operate under the brand GOLFSUITES.  The Company will oversee the acquisition of land, zoning, entitlement, design, construction and operation of the planned facilities.

The Company incorporated in 2018 in the state of Delaware as KGEM Golf Midwest Inc. and changed its name in January 2019.

Since inception, the Company has relied on advances from its current shareholder(s) to fund its operations.  As of June 30, 2020, the Company had little working capital and will likely incur losses prior to generating positive working capital.  These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note below).  During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note below) and funds from revenue producing activities, if and when such operations and offerings can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").  The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of June 30, 2020 the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents.  Cash consists of currency held in the Company’s checking accounts.   As of June 30, 2020, the Company had $20,483 in a corporate checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of June 30, 2020 the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.  As of June 30, 2020 the Company had recorded no depreciation.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of June 30, 2020 the Company had no fixed assets.

Deferred Offering Costs

As of December 31, 2019, the Company recorded deferred offering costs totaling $610,013, as an offset to preferred stock.  These offering costs consist of legal and other fees incurred in connection with the capital raising efforts of the parent entity of the Company.  Therefore, these costs should have been recorded by the parent entity, and the balance sheet included in these statements has been restated to reflect a transfer of these offering costs to the parent entity, as summarized below.

	Deferred Offering Costs Netted Against Preferred Stock	Advances from Parent Entity
Balance recorded on statements issued as of December 31, 2019	$610,013	$1,028,739
Restatement adjustment to transfer deferred offering costs to the parent entity	(610,013)	(610,013)
Restated balance sheet totals as of December 31, 2019	$-	$418,726

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes.  As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of June 30, 2020 the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Since inception, the Company has not yet recognized any revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees.  The standard is effective on January 1, 2018, with early adoption permitted.  The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising.  As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – EQUITY

As of December 31, 2018, the Company had authorized 200,000,000 shares of common stock, of which 18,000,000 shares had been issued to its parent company, at par, in exchange for $180. In January 2019, the Company underwent a recapitalization of its share structure. The Company converted teh 18,000,000 shares of common stock into 18,000,000 shares of Class B common stock (which is still held by the Company's parent).

Additionally, the Company has authorized 132,000,000 shares of Class A common stock and 50,000,000 shares of preferred stock, of which 10,000,000 shares are designated as Class A preferred stock, which is convertible into Class A common stock. None of the shares of the Class A common stock has been issued. The company issued preferred stock valued at $381,295 and $941,615 in 2019 and the six months ended June 30, 2020, respectively. The Company intends to offer and sell the 10,000,000 shares of Class A preferred stock as part of a Regulation A securities offering (discussed further below).

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per shate and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted nto shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 6 – RELATED PARY TRANSACTIONS

The Company has received working capital to cover expenses and costs while preparing for the securities offering from its parent entity in the amount of $377,300, for the six months ended June 30, 2020, and $11,049 for the year ended December 31, 2019. The balance of these covered costs is recorded as a liability of the Company. The Company has formalized some of these borrowings, but expects to repay all of these amounts whether a formal promissory note exists or not.

The Company advanced funds totaling to GolfSuites Tulsa, LLC ("Tulsa") totaling $680,913 for the six months ended June 30, 2020. Tulsa is a related party and the operating entity for the first GolfSuites operation.

As these are agreements between related parties, there is no guarantee that these rates or costs are commensurate with an arm’s-length arrangement.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited operating history. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Notes 2 and 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Securities Offering

The Company is continuing a securities offering started in 2019 where we are offering up to 10,000,000 shares of Class A preferred stock in a securities offering planned to be exempt from SEC registration under Regulation A, tier 2. The Company received qualification from the US Securities and Exchange Commission to proceed with the offering in May 2019. The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

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Management’s Evaluation

Management has evaluated subsequent events through September 25, 2020, the date these financial statements were available to be issued. Based on this evaluation, the following subsequent event is disclosed. No additional material events were identified which require adjustment or disclosure in the restated financial statements.

GolfSuites Tulsa, LLC, an Oklahoma limited liability company, is currently owned by GolfSuites 3, Inc., a sister subsidiary to the Company. The Company is in contract now to acquire GolfSuites Tulsa, LLC from GolfSuites 3, Inc., and this acquisition is planned to be complete by October 31, 2020. Additionally, once the Company has completed this transaction, it plans to acquire all the real estate and buildings from the property lessor for a price of $6.55 million. This amount is planned to be provided by mortgage financing approximating $5,250,000 and by equity that the Company plans to procure approximating $1,300,000. These amounts may vary. The Tulsa location is amidst final re-branding from its original Flying Tee brand to GolfSuites.

On August 19, 2020, the Company formed a new LLC – GolfSuites Lubbock, LLC ("Lubbock"), a Texas limited liability company which acquired a 75% ownership interest in 4ORE! Golf, LLC in Lubbock, Texas, a 60-bay golf driving range facility similar to Tulsa and in line with the Company’s overall development plans. Lubbock paid $1,150,000 for the 25% interest. Currently, Lubbock plans to acquire the remaining 25% ownership for a sum of $333,333. The funds used for this acquisition were provided by KGEM Golf, Inc. and select KGEM shareholders. Lubbock is just now commencing its re-branding from 4ORE! Golf to GolfSuites.

The Company’s Regulation A Plus offering expired its first year in May of 2020. The Company plans on re-filing with the SEC for new qualification by early November.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)
2.3	Amended and Restated Certificate of Incorporation (3)
2.4	Bylaws (4)
4	Form of Subscription Agreement (5)
6.1	Reg A+ Engagement Agreement with Manhattan Street Capital dated July 15, 2019 (6)
6.2	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (7)
6.3	Promissory Note with KGEM Golf, Inc. dated November 10, 2018 (8)
6.4	Membership Unit Purchase Agreement in KGE, LLC dated January 4, 2018 (Kyle Morris) (9)
6.5	Addendum to Agreement Between KGEM Golf, Inc. and Kyle Morris dated December 24, 2018 (10)
6.6	License Agreement between KGEM Golf, Inc. and Kyle Morris dated February 15, 2019 (11)
6.7	Consulting Agreement between KGEM Golf, Inc. and Kyle Morris dated February 15, 2019 (12)
6.8	Dalmore Group, LLC Broker-Dealer Agreement dated July 12, 2019 (13)

(1) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419016032/tv517039_ex2-1.htm
(2) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex2-1.htm
(3) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex2-1.htm
(4) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex2-2.htm
(5) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419019744/tv518939_ex4.htm

(6) Filed as an exhibit to the Form 1-U filed on September 30, 2019 (Commission File No. 24R-00224) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419046426/tv530292_ex6-1.htm

(7) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-2.htm

(8) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-3.htm
(9) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-4.htm
(10) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-5.htm
(11) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex6-6.htm
(12) Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex6-7.htm

(13) Filed as an exhibit to the Form 1-U filed on July 12, 2019 (Commission File No. 24R-00224) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000110465919069148/tm19243491_ex6-8.htm

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 28, 2020.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg
Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: September 28, 2020

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